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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 18, 2017

VIA EDGAR
Mr. Jeffrey Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

Re:
Griffin Institutional Access Credit Fund with respect to its proposed reorganization with Griffin Capital BDC Corp. (formerly known as Griffin-Benefit Street Partners BDC Corp.) (Securities Act File No. 333-217926)

Dear Mr. Foor:

This letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission in a telephone conversation with the undersigned regarding the above-referenced registration statement filed on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition by Griffin Institutional Access Credit Fund (the “Registrant” or the “Acquiring Fund”) of all of the assets of Griffin Capital BDC Corp. (formerly known as Griffin-Benefit Street Partners BDC Corp.) (the “Company”) in exchange for the assumption of certain liabilities of the Company and shares of the Acquiring Fund. Any terms not defined herein have the same meanings as given to such term in the Registration Statement.

For your convenience, the substance of the Staff’s comments have been restated below. The Registrant’s response to each comment immediately follows the restated comment.

Comment: Confirm whether or not the Credit Adviser will, as part of the Reorganization, bear the transaction costs associated with the repositioning of the investment portfolio of the Company, including any brokerage expenses. If such expenses will be borne by the Credit Adviser, please add disclosure to that effect.

Response: The Credit Adviser, as reflected in the Agreement and Plan of Reorganization, has agreed to bear the transaction costs associated with the Reorganization. The Registration Statement has been revised accordingly.

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Mr. Jeffrey Foor
Securities and Exchange Commission
August 18, 2017

Comment: Please confirm the duration of the Expense Limitation Agreement associated with the Reorganization Shares.

Response: The Expense Limitation Agreement associated with the Reorganization Shares will remain in effect so long as the Reorganization Shares remain outstanding and the Credit Adviser continues to serve as the investment adviser to the Registrant.

* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis